

May 10, 2012

<u>Via E-mail</u>
Mr. Bruce M. Johnson
Chief Financial Officer
Regency centers Corporation
One Independent Drive, Suite 114
Jacksonville, FL 32202

> RE: **Regency Centers Corporation and Regency Centers, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File Nos. 1-12298 and 0-24763**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 13</u>

1. We note your lease expiration table on page 16. In future Exchange Act filings, please also disclose the number of tenants whose leases will expire in your table.

2. In future Exchange Act filings, please disclose the average effective annual rental per square foot or unit for your portfolio. Please note that such metric should take into account tenant concessions, such as free rent.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37

Overview of our Strategy, page 37

3. In future Exchange Act reports, please include FFO, "recurring FFO" and same store
NOI. In addition, with respect to NOI, provide a definition of how you determine same
property NOI.

4. We note your discussion in the third paragraph about the historical growth in revenues.
In future Exchange Act reports, please expand your disclosure to specifically identify
whether occupancy or rents were the driving increases in property revenues for the
periods presented.

5. In future Exchange Act reports, please expand your disclosure of your leasing activities,
including a discussion of the volume of new or renewed leases with average rents or
yields, as applicable. Include the impact of tenant improvement costs and leasing
commissions. Provide such disclosure on a square footage basis.

6. We note your references to development activity throughout your report. To the extent
that your future development activity is material, please disclose the anticipated
completion date and budgeted costs for such activity in future Exchange Act reports.
Furthermore, for completed developments, please disclose the development costs per
square foot or unit. In addition, please specify whether leasing costs have been included.

7. We note from the cash flow statement that you incurred approximately $82 million in
development of real estate costs and acquisition of land. In future filings please include a
table that breaks down these costs by year for new development, redevelopment, and
other cap-ex. Within this same table please separately present soft costs such as
capitalized interest and payroll. The total of the table should reconcile to the total on the
cash flow statement. In addition please provide a narrative discussion for fluctuations
from year to year and expectations for the future.

8. We note that you capitalize significant indirect costs such as interest, payroll and other
G&A costs as it relates to your development activity. In future filings please include a
sensitivity analysis that shows the amount of additional expense you would incur if you
were to experience a 10% reduction in development activities without a corresponding
decrease in indirect project costs.

Critical Accounting Policies and Estimates

Cost Capitalization, page 44

9. We note that amount of interest capitalized over the past three years has decreased significantly while the amount of direct internal costs including payroll costs have increased from 2010 to 2011. Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Erin Martin, Staff Attorney at (202) 551-3391 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief